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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25	OMB APPROVAL
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NOTIFICATION OF LATE FILING	SEC FILE NUMBER 0-21406

(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	CUSIP NUMBER 114537103

For Period Ended: January 29, 2005

☐  Transition Report on Form 10-K

☐  Transition Report on Form 20-F

☐  Transition Report on Form 11-K

☐  Transition Report on Form 10-Q

☐  Transition Report on Form N-SAR

For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION

Brookstone, Inc.
Full Name of Registrant

Former Name if Applicable

One Innovation Way Address of Principal Executive Office (Street and Number)

Merrimack, NH 03054 City, State and Zip Code

PART II—RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

X

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The Accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Brookstone, Inc. (the “Company”) is currently finalizing its financial statements and related disclosures for inclusion in the Company’s Annual Report on Form 10-K (the “Form 10-K”) for the year ended January 29, 2005 and the required assessment of its internal controls over financial reporting as of January 29, 2005, as required by Section 404 of the Sarbanes-Oxley Act (the “Sarbanes-Oxley Act”). The Company needs additional time to complete this process. Although the Company has dedicated significant resources to the completion of this process and had made substantial progress, there have been delays in completing the 404 assessment process and related Form 10-K filing, primarily attributable to the complex nature of the new requirements under Section 404 of the Sarbanes-Oxley Act. As a result, the Company is unable to complete and file its Form 10-K by the prescribed filing date without unreasonable effort and expense. The Company continues to dedicate significant resources to completion of its internal control testing and reports, and the Form 10-K, and currently anticipates filing the Form 10-K on or before the extended deadline of April 29, 2005.

In connection with management’s assessment of its internal controls over financial reporting, management has identified deficiencies in its Information Technology control environment relating to security and access to programs and underlying financial data that may constitute a material weakness. The Company is currently determining the impact of these deficiencies on its overall assessment of its control environment as well as evaluating application controls over its significant financial systems and significant financial statement accounts that may mitigate this potential material control weakness. If such deficiencies were determined to be a material weakness, it would preclude management from concluding that its internal controls over financial reporting were effective as of January 29, 2005.

(Attach Extra Sheets if Needed)

Since management has not completed its evaluation and testing of internal controls over financial reporting or the preparation of its financial statements, there can be no assurance that additional deficiencies will not be identified that could be material weaknesses or additional adjustments recorded that would change the Company’s operating results.

PART IV—OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Robert Fusco	(603)	577-8025

(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).     ☒  Yes    ☐  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?     ☒  Yes    ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Reference is made to that certain Form 8-K filed on March 29, 2005 regarding the Company’s earnings and recorded non-cash charge representing the cumulative effect of correcting an error in its accounting policy to generally accepted accounting principles related to the timing of recognition of rent expense for certain locations.

Brookstone, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date         April 15, 2005             By             /s/ Robert Fusco, Controller

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

General Instructions

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this Chapter).